UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report

DECKERS OUTDOOR CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	001-36436	95-3015862
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

250 Coromar Drive, Goleta, California	93117
(Address of principal executive offices)	(Zip Code)

Thomas Garcia	(805) 967-7611
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being submitted, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17CFR240.13p-1) for the reporting period from January 1 to December 31, 2022.
□	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ______.

Section 1 - Conflict Minerals Disclosure
Item 1.01 - Conflict Minerals Disclosure and Report
Introduction
This Form SD - Specialized Disclosure Report (“Form SD”) has been prepared by Deckers Outdoor Corporation (herein referred to as “Deckers,” the “Company” “we,” “us,” or “our”) pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended. The Rule imposes certain reporting obligations on SEC registered issuers that manufacture or contract to manufacture products in which 3TG, defined below, are necessary to the functionality or production of the company’s products. For products that contain 3TG, we are required to conduct in good faith a reasonable country of origin inquiry that is designed to determine whether any 3TG contained in its products originated in the Democratic Republic of the Congo or an Adjoining Country, as defined in Form SD (the “Covered Countries”) or are Conflict Minerals From Recycled or Scrap Sources, as defined in Form SD. If we learn, or have reason to believe, our products originated, or may have originated in the Covered Countries, and know, or have reason to believe, the 3TG used are not solely from recycled scrap sources, we must conduct due diligence on the source and chain of custody of those conflict minerals.

Company Overview
Deckers is a global leader in designing, marketing and distributing innovative footwear, apparel, and accessories. We market our products primarily under five proprietary brands: UGG®, HOKA®, Teva®, Sanuk®, and Koolaburra®. Our brands compete across the fashion and casual lifestyle, performance, running, and outdoor markets. We believe that our products are distinctive and appeal to a broad demographic. We sell our products through quality domestic and international retailers, international distributors, and directly to our global consumers through our direct-to-consumer business, which is comprised of our e-commerce websites and retail stores. We seek to differentiate our brands and products by offering diverse lines that emphasize authenticity, functionality, quality, and comfort, and products tailored to a variety of activities, seasons, and demographic groups.

We outsource the production of our products to independent manufacturers, which are primarily located in Asia. We generally purchase products from our manufacturers on the basis of individual purchase orders or short-term purchase commitments, rather than maintaining long-term purchase commitments. Production by our independent manufacturers is performed in accordance with our detailed product specifications and rigorous quality control and operating compliance standards. We maintain a buying office in Hong Kong, as well as on-site supervisory offices in China and Vietnam, which collectively serve as a strong link to our independent manufacturers. We believe our strong regional presence enhances our manufacturing processes by providing predictability of material availability and ensuring compliance with laws and regulations, and adherence to quality control standards and final design specifications.

Conflict Minerals Disclosure

We conducted a reasonable country of origin analysis on our products and found that columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively, “3TG”) are found in very few of our product lines. Of the 20 total hardware suppliers we surveyed, only three confirmed use of 3TG. We compared the smelters and refiners provided by these suppliers against the Responsible Minerals Initiative's ("RMI") list of

Conformant (as defined below) smelters and refiners (the "Conformant Smelter List"). Two of these suppliers identified smelters and refiners on the Conformant Smelter List and the related country of origin information indicated that minerals were sourced outside the Covered Countries. The remaining supplier certified that it had no reason to believe that any of the 3TG used in Deckers’ products came from the Covered Countries, or it reasonably believed that the 3TG contained in its products came from recycled or scrap sources.

"Conformant" means that a smelter or refiner was listed by the RMI as having successfully completed an assessment against the applicable Responsible Minerals Assurance Process standard or an equivalent cross-recognized assessment. Smelters and refiners that are listed as “Reassessment in progress” by the RMI are listed as Conformant. Smelter or refiner status is based solely on information made publicly available by the RMI, without independent verification by us.

Reasonable Country of Origin Inquiry and Due Diligence
The products that we manufacture are not highly complex and typically contain a few components that are sourced from a few dozen suppliers. While we do not directly purchase 3TG from any of our suppliers, there are sometimes several tiers between the raw materials and the products made by our direct suppliers. For the suppliers that use 3TG in their products, we must rely on them to work with their upstream suppliers in order to provide us with accurate information about the smelters or refiners used and origin of 3TG in the components we purchase. We are committed to sourcing our products in a lawful, ethical, and socially responsible manner. As such, we require our manufacturers and suppliers, including our partners and licensees, to comply with our policies including, but not limited to, our Conflict Minerals Policy, which specifies that they comply with all local laws and regulations governing conflicts minerals. We regularly assess our suppliers' compliance with the applicable code of conduct and applicable laws and regulations through audits and inspections.

We have generally found our suppliers to be supportive of our investigative efforts and can confirm that several of our suppliers participate in recognized Conflict-Free Smelter programs and/or follow the best practices of the Conflict Free Sourcing Initiative (“CFSI”). As we enter into new contracts or renew existing contracts, we now require all suppliers to identify and confirm the source of 3TG used in products supplied to Deckers. Further, we have added 3TG to our Restricted Substances Policy, and require all suppliers to (a) notify the Company prior to shipment if 3TG is utilized in any materials or supplies provided to Deckers; and (b) provide verifiable origin documentation.
In order to determine the origin of any 3TG in our product lines, we focused efforts on all suppliers of metal components, materials or finishes. We developed a questionnaire based on the reporting template developed by the Electronic Industry Citizenship Coalition® (“EICC®”) and the Global e-Sustainability Initiative (“GeSI”), known as the EICC-GeSI Conflict Minerals Reporting Template (the “Questionnaire”). The Questionnaire requires suppliers to certify if 3TG is utilized in any materials or components conveyed to Deckers’ brands and, if so, requires them to determine and disclose the origin of the 3TG. In March 2023, the Questionnaire was conveyed to all of our suppliers of metal components, materials or finishes. Once returned to us, we carefully reviewed each Questionnaire along with any additional documentation provided to us. We followed up with suppliers, as needed, to obtain additional sourcing documentation. Of the 20 total hardware suppliers we surveyed, only three confirmed use of 3TG. Two of these suppliers identified smelters and refiners on the Conformant Smelter List and the related country of origin information indicated that the minerals were sourced outside of the Covered Countries. The remaining supplier certified that it had no reason to believe that any of the 3TG used in Deckers' products came from the Covered Countries, or it reasonably believed that the 3TG contained in its products came from recycled or scrap sources.

We determined that we have no reason to believe that our suppliers’ responses to the Questionnaire were false or inaccurate, and based on such responses, we have determined in good faith that we have no reason to believe that the conflict minerals used in our products may have originated from the Covered Countries, or we reasonably believe that the conflict minerals contained in our products did come from recycled or scrap sources, for the reporting period from January 1 to December 31, 2022.
Pursuant to Item 1.01(b) of Form SD, based on the results of our reasonable country of origin inquiry and due diligence, we are providing information pursuant to this Form SD, and we are not required to file a separate Conflict Minerals Report.
The Company has posted this Form SD to its website at www.deckers.com (Investor Information - Corporate Governance). The information contained on or accessed through the website shall not be deemed to be a part of this Form SD.

SIGNATURES
    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DECKERS OUTDOOR CORPORATION

By:	/s/ Thomas Garcia	May 19, 2023
	Chief Administrative Officer	Date